May 1, 2007 Mr. Michael Moran Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

FPL Group, Inc. (FPL Group)
Form 10-K for the fiscal year ended December 31, 2006
Filed February 27, 2007
File No. 1-8841

Florida Power & Light Company (FPL)
Form 10-K for the fiscal year ended December 31, 2006
Filed February 27, 2007
File No. 2-27612

Dear Mr. Moran:

We hereby submit our response to the comments set forth in your letter dated April 6, 2007, with respect to your review of the above referenced periodic reports filed under the Securities Exchange Act of 1934.

For the convenience of the staff of the Securities and Exchange Commission (the Staff), the Staff's comments are included and followed by FPL Group's and, where applicable, FPL's responses.

General

1.

Our review encompassed FPL Group, Inc. and Florida Power & Light Company. In the interest of reducing the number of comments, we did not address each registrant with a separate comment. To the extent a comment is applicable to both, please address the issue separately.

	Company Response: Comment noted. Our responses include specific reference to the registrant for which we are responding.

2.	We note the inclusion of a table of contents and associated page numbers, although the document itself appears to be missing the page numbers. Please ensure that future filings contain page numbers.

Company Response: Comment noted. In converting FPL Group's and FPL's Form 10-K from Word 97 to HTML, the page numbers are deleted. We are working on a solution to this technological issue. If we cannot resolve the issue in an efficient manner, we will delete the table of contents in future filings.

Item 8. - Financial Statements and Supplementary Data

Note 1 - Summary of Significant Accounting and Reporting Policies

Fair Value Measurements

3.

EITF no. 02-3 had prohibited the initial recognition of derivatives at other than the transaction price unless the fair value was based on quoted market prices in an active market or other observable inputs. As a consequence, EITF no. 02-3 indicated that an entity should not recognize an unrealized gain or loss at inception of a derivative instrument unless the fair value of that instrument is obtained from Level 1 or Level 2 inputs as described in SFAS no. 157. As you are aware, Statement 157 amends EITF 02-03 to remove that prohibition, thereby permitting "day one gains or losses" to be recognized on instruments measured using Level 3 inputs. Given the pervasive impact to the utility industry and the potential materiality of the effect of retrospective application under Statement 157, please provide to us your preliminary assessment with respect to such day one gains and losses; in particular derivatives that are associated with your non rate regulated operations which impact net income. In this regard, specific examples of contracts that you are evaluating would be beneficial to our understanding.

Company Response: FPL Group and FPL are in the process of evaluating the impact of adopting SFAS No. 157 on their financial statements. SFAS No. 157 will be effective January 1, 2008. At December 31, 2006, net inception losses of $8.6 million had been deferred related to the competitive energy business of FPL Energy, LLC (FPL Energy) and net inception losses of $1.6 million had been deferred at FPL (rate-regulated utility). We are unable to predict the amount of inception gains and losses that might be deferred by FPL Group and FPL at December 31, 2007 mainly because we cannot estimate what additional deferrals might occur in 2007. In order to determine the cumulative effect of the change in accounting for inception gains and losses as of January 1, 2008, each of the transactions to which the December 31, 2007 deferred gains and losses relate will have to be analyzed to determine whether or not they would have been recognized at inception if SFAS No. 157 had been applied in the year in which the transaction occurred (i.e., a determination must be made whether the transaction occurred in the principal market and other relevant factors, if any, must be considered). Accordingly, at this time, we are not able to determine the ultimate impact of the new rules at FPL Group and FPL.

The majority of FPL Group's deferred inception gains and losses at December 31, 2006 relate to written call options on electricity with a strike price that is based on a natural gas index multiplied by a stated contractual heat rate (a measurement of efficiency in converting natural gas to electricity). The estimated fair value of these contracts is measured using proprietary models, some of the inputs to which are unobservable. The negotiated transaction price (or option premium) typically differs from that estimated fair value.

Note 6 - Income Taxes

4.

Please provide to us your evaluation of the impact of adopting FIN 48. Furthermore, please explain why there appears to be no disclosure regarding the impact that FIN 48 will have on your financial statements, in particular when the Interpretation was issued in June of 2006. See SAB Topic 11M.

Company Response: FPL Group and FPL are in the process of closing their books for the first quarter of 2007 and have calculated and recorded, the impact of adopting FIN 48. However, the calculations are being reviewed by management and such amounts are being reviewed by our independent auditors. We believe the impacts will be immaterial to both FPL Group's and FPL's results of operations. Disclosure of the final impact of implementing FIN 48 will be included in FPL Group's and FPL's first quarter 2007 Form 10-Q.

We note in your comment the reference to Staff Accounting Bulletin Topic 11M. In response to this guidance, FPL Group and FPL included in Note 6 to the consolidated financial statements in their combined 2006 Form 10-K a brief description of FIN 48, its effective date and a statement that "FPL Group and FPL are currently evaluating the impact of FIN 48." A cross-reference to Note 6 was also included in Management's Discussion and Analysis of Financial Condition and Results of Operations - New Accounting Rules and Interpretations. This type of disclosure was necessary because FPL Group and FPL had not completed their analysis of the impact of implementing FIN 48 at the time they filed their 2006 Form 10-K. We note that the Financial Accounting Standards Board (FASB) received 435 letters from registrants, including FPL Group, from mid-December 2006 to mid-January 2007 requesting a delay in the implementation of FIN 48 as a result of its complexity and unresolved implementation issues. Also, on February 27, 2007 the FASB issued a proposed staff position (FSP FIN 48-a), which is not yet final, to provide clarification on FIN 48.

Note 8 - Jointly Owned Electric Plants

5.

We note your interests in jointly owned facilities. In future filings please disclose the amount of FPL Group's and FPL's share of direct expenses that are included in purchased power and the proportionate amounts charged to specific operating expenses. See SAB Topic 10C.

Company Response: FPL Group and FPL own undivided interests in the jointly-owned facilities described in Note 8 to the consolidated financial statements in their 2006 Form 10-K, and are entitled to a proportionate share of the output from those facilities. Accordingly, FPL Group and FPL include their proportionate share of the facilities and related revenues and expenses in the appropriate balance sheet and income statement captions as further described in Note 8. For example, FPL Group's and FPL's share of fuel expense for these facilities are included in the income statement caption Fuel, Purchased Power and Interchange.  We interpret Staff Accounting Bulletin (SAB) Topic 10-C to require FPL Group and FPL to state in their Form 10-K if their share of expenses from jointly owned plants are included in the corresponding operating expenses, which is stated in Note 8. If their share of expenses were charged to purchased power, which is not the case for FPL Group and FPL, we interpret SAB Topic 10-C to require disclosure of the amount charged to purchased power and the breakdown of that total by specific operating expense. No amounts related to FPL Group's or FPL's ownership in jointly owned facilities are charged to purchased power and therefore, we believe the disclosures included in FPL Group's and FPL's 2006 Form 10-K meet the requirements of SAB Topic 10-C.

Note 10 - Financial Instruments

6.

Prospectively, please present the realized and unrealized gain and loss information separately for each particular category of financial instrument. For example, based on your disclosure it is not possible to roll forward the fair value of the nuclear decommissioning reserve funds from period to period. Furthermore, please ensure that you disclose the amount of earned income (i.e. interest and dividends) from the reserve funds, even if such income is deferred to a regulatory account. In this regard, please ensure that you disclose the amount of earned income recorded to the regulatory liability account as opposed to income.

Company Response: We believe FPL Group's and FPL's disclosure in Note 10 to the consolidated financial statements in their 2006 Form 10-K complies with the disclosure requirements of SFAS No. 107 and SFAS No. 115. FPL Group and FPL disclose their treatment of fund earnings in Note 1 - Decommissioning of Nuclear Plants, Dismantlement of Plants and Other Accrued Asset Removal Costs to the consolidated financial statements in their 2006 Form 10-K. We are unable to locate any guidance that requires the disclosure of realized and unrealized gains and losses by category of financial instruments or of the amount of earned income from the reserve funds. We do not believe the separate identification of gains and losses by category of financial instruments would be more meaningful to investors since the majority of FPL Group's and all of FPL's securities are within the nuclear decommissioning reserve funds, as is indicated by the information in the first table in Note 10. The earned income amounts are not material to FPL Group and FPL and therefore we do not believe disclosure is warranted. In addition, we believe FPL Group's and FPL's 2006 Form 10-K already contains the necessary information to do a roll forward of the fair value of the nuclear decommissioning reserve funds.  The following is an example for FPL.

	December 31, 2005	$2,083	Note 10
	Purchases of securities	2,738	FPL's Consolidated Statements of Cash Flows
	Proceeds from sale of securities	(2,673)	FPL's Consolidated Statements of Cash Flows and Note 10
	Realized gains	39	Note 10
	Realized losses	(35)	Note 10
	Change in unrealized gains	114	Note 10
	Change in unrealized losses	(3)	Note 10
	Rounding	1

	December 31, 2006	$2,264	Note 10

Note 15 - Asset Retirement Obligation

7.

Based on your disclosure in Item 1 it appears you may have to accelerate certain repairs at Seabrook in 2007, and you indicate such amounts are known as they are included in the capital expenditure table. We assume such costs, if expedited, would be expensed as incurred, if not please clarify and explain your basis for capitalization. Please explain to us the current status of the NRC mandate with respect to this issue. Revise future disclosure to clearly articulate the potential impact to your results of operations for the 2007 period. See FIN No. 14.

Company Response: FPL Energy's major maintenance costs for its nuclear generating units are deferred and amortized on a straight-line basis over the period from the end of the last outage to the beginning of the next planned outage, as disclosed in Note 1 - Major Maintenance Costs to the consolidated financial statements in FPL Group's 2006 Form 10-K. In addition to major maintenance costs typically incurred during an outage, Seabrook Station (Seabrook) is planning to upgrade its pressurizer penetrations that have alloy 600 weld materials during its April 2008 outage as disclosed in Item 1 - FPL Energy Operations - Nuclear Operations in FPL Group's 2006 Form 10-K. The cost of the upgrades to Seabrook's pressurizer penetrations, which is expected to total approximately $5 million, is considered a capital cost because it will improve the safety of production as well as improve the condition of the pressurizer as compared to when it was acquired by FPL Energy. The acceleration of the outage into 2007 would not change the nature of these costs (i.e. capital vs. expense). The potential negative impact on FPL Energy's 2007 results of operations if the Seabrook outage is accelerated that was disclosed in FPL Group's 2006 Form 10-K would be primarily due to lost revenues during the period of the outage. FPL Group will clarify this in future FPL Group filings.

With respect to your question about the current status of this issue, FPL Group is participating in an industry-wide analysis of this alloy 600 issue which is expected to support the original timeline for the upgrades of Seabrook in April 2008. The industry analysis will be provided to the NRC when it is completed, and completion is currently scheduled for July 2007.

FPL Group and FPL each acknowledge that:

	•	they are responsible for the adequacy and accuracy of their respective disclosure in the filing;
	•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
	•	they may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss the Company's responses to the Staff's comments or any other matters, please contact me at (561) 694-4657.

Sincerely, MORAY P. DEWHURST

Moray P. Dewhurst Vice President, Finance and Chief Financial Officer of FPL Group Senior Vice President, Finance and Chief Financial Officer of Florida Power & Light Company